David W. Freese

Associate

+1.215.963.5862

dfreese@morganlewis.com

May 31, 2019

FILED AS EDGAR CORRESPONDENCE

Rebecca Marquigny, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund 485(a) Filing (File Nos. 033-42484 and 811-06400)

Dear Ms. Marquigny:

On behalf of our client, The Advisors’ Inner Circle Fund (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 306, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 307, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the CIBC Atlas International Growth Fund (the “Fund”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by CIBC Private Wealth Advisors, Inc. (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectus

1.	Comment. Please revise the last line item caption in the Fund’s “Annual Fund Operating Expenses” table to conform to the caption examples set forth in Instruction 3(e) to Item 3 of Form N-1A.

Response. The requested change has been made.

Morgan, Lewis & Bockius llp 1701 Market Street Philadelphia, PA 19103-2921 United States	+1.215.963.5000 +1.215.963.5001

Rebecca Marquigny, Esq.

May 31, 2019

2.	Comment. Please clarify that the Adviser may recoup reduced fees and/or reimbursed expenses only if the recoupment would be within three years of the fee reduction and/or expense reimbursement.

Response. The prospectus indicates that the Adviser may recover all or a portion of its prior fee reductions or expense reimbursements made during the three year period preceding any point that Total Annual Fund Operating Expenses (not including excluded expenses) are below the contractual expense limit. In light of the foregoing, the Trust believes that the prospectus includes appropriate disclosure with respect to this matter.

3.	Comment. Please confirm that the capped expenses are not reflected beyond the first year in the “3 Year” Example.

Response. The contractual expense limitation agreement between the Trust and the Adviser is expected to continue through its initial term, which ends on February 28, 2021. The capped expenses are reflected in the “3 Year” Example for the period from the effective date of the Amendment through February 28, 2021. The Trust believes that such approach is consistent with Instruction 4(a) to Item 3 of Form N-1A, which provides that an “adjustment to reflect any expense reimbursement or fee waiver arrangement may be reflect[ed] only in the period(s) for which the expense reimbursement or fee waiver arrangement is expected to continue.”

4.	Comment. In the “Principal Investment Strategies” section:

a. Please disclose whether the Fund is diversified or non-diversified.

Response. The Trust respectfully declines to make the requested change. Item 4(b)(1)(iv) of Form N-1A states: “If applicable, state that the Fund is non-diversified.” As noted in the Fund’s SAI, the Fund is diversified. Therefore, the instruction of Item 4(b)(1)(iv) is not applicable.

b. Please add disclosure regarding micro-capitalization companies if the Fund expects to invest in such companies as part of its principal investment strategies. Alternatively, if the Fund does not expect to invest in micro-capitalization companies as part of its principal investment strategies, please remove the related disclosure included in the “Principal Risks” section.

Response. The Adviser confirms that it does not currently expect investments in micro-capitalization companies to be part of the Fund’s principal investment strategies. Accordingly, the related disclosure included in the “Principal Risks” section has been deleted.

c. Please disclose the types of REITs in which the Fund may invest, or otherwise disclose their characteristics, to achieve its investment objective of long-term capital appreciation.

Rebecca Marquigny, Esq.

May 31, 2019

Response. The requested change has been made. The Trust notes that it believes that the current disclosure under “REIT Risk” in the “Principal Risks” and “More Information about Risk” sections describes the principal risks of the types of REITs in which the Fund may invest as a principal investment strategy.

d. The first sentence of the second paragraph states that the Fund will “generally hold between 40-70 stocks of international companies that the Adviser identifies as having superior quality and growth characteristics.” Please clarify whether the 40-70 stocks referenced in this sentence are limited to the stocks of foreign issuers.

Response. The sentence has been revised to reflect that the referenced stocks are not limited to the stocks of foreign issuers.

e. Please revise the last two sentences of the second paragraph to (i) identify the benchmark index against which the Fund will measure its performance, (ii) discuss any features of the benchmark that are relevant to the Fund’s principal investment strategy and (iii) explain how the Adviser will use the Fund’s benchmark index as a reference point when selecting securities for the Fund.

Response. The two sentences referenced in this Comment have been deleted.

f. Please provide a “plain English” explanation for the “stratified investment approach” utilized by the Adviser.

Response. The term “stratified” has been deleted in response to this Comment.

g. Please provide a “plain English” explanation for the “proven barriers to entry” demonstrated by Quality Compounder companies in which the Fund may invest.

Response. The requested change has been made.

h. Please provide a “plain English” explanation for companies that are “not traditional growth companies but that are still consistent with the quality growth characteristics of the Fund’s portfolio”.

Response. The requested change has been made.

i. Please provide a “plain English” explanation for the “idea generation process” utilized by the Adviser’s portfolio management team.

Response. The requested change has been made.

j. Please provide a “plain English” explanation for the phrase “generating alpha and mitigate risk”.

Response. The requested change has been made.

Rebecca Marquigny, Esq.

May 31, 2019

k. Please provide a “plain English” explanation for the phrase “upside versus downside price target of each of the Fund's holdings”.

Response. The requested change has been made.

l. Please provide a “plain English” explanation for the “valuation metrics” set by the Adviser’s portfolio management team for a given company.

Response. The referenced language has been deleted in response to this Comment.

m. Please provide a “plain English” explanation for the phrase “when such company’s fundamentals shift from the team’s core thesis.”

Response. The requested change has been made.

5.	Comment. In the “Principal Risks” section:

a. Please add disclosure regarding the risks of strategies that base investment decisions on the Fund’s benchmark index.

Response. As noted in response to Comment 4(e), the references to the Fund’s benchmark index in the “Principal Investment Strategies” section have been deleted. Accordingly, the Trust believes that this Comment is no longer applicable and has not made any changes in response to this Comment.

b. If the Fund will invest in foreign companies only through ADRs as part of its principal investment strategies, please revise the “Foreign Issuer Risk” paragraph to address the special risks associated with such investments.

Response. The Fund invests directly in common stocks of U.S. issuers as disclosed in the Principal Investment Strategy section. Accordingly, the Foreign Issuer Risk disclosure has not been revised in response to this Comment.

c. Please revise the “Foreign Currency Risk” paragraph to clarify that the dollar value of an investment in the Fund may decrease when the value of the U.S. dollar increases.

Response. The requested change has been made.

d. If the Fund will invest in depositary receipts other than ADRs as part of its principal investment strategies, please add appropriate disclosure to the first paragraph under the “Depositary Receipts Risk” heading. Otherwise, please consider replacing the heading “Depositary Receipts Risk” with “ADRs Risk”.

Response. The Adviser confirms that it does not currently expect investments in depositary receipts other than ADRs to be part of the Fund’s principal investment strategies. Accordingly, the heading “Depositary Receipts Risk” has been replaced with “American Depositary Receipts Risk”.

Rebecca Marquigny, Esq.

May 31, 2019

e. Please delete the discussion of unsponsored ADRs under the “Depositary Receipts Risk” heading or add appropriate disclosure to the “Principal Investment Strategies” section.

Response. The Adviser confirms that the Fund may invest in unsponsored ADRs as part of the Fund’s principal investment strategies. Accordingly, appropriate disclosure has been added to the “Principal Investment Strategies” section.

f. Please delete the discussion of REITs that may concentrate their investments in specific geographic areas or in specific property types or add appropriate disclosure to the “Principal Investment Strategies” section.

Response. The Fund does not have a principal investment strategy to invest in REITs that concentrate their investments in specific geographic areas or in specific property types. Regardless of the Fund’s principal investment strategy, certain REITs in which the Fund may investment may concentrate their investments in specific geographic areas or in specific property types. Accordingly, the Trust believes that the current risk disclosure appropriately describes the principal risks of the Fund’s REIT investments and that the current principal investment strategy disclosure appropriately describes the Fund’s principal investment strategies. Therefore, the Trust respectfully declines to make the requested changes.

6.	Comment. The second paragraph of the “More Information about Risk” section states that “the effect on the Fund of a change in the value of a single security will depend on how widely the Fund diversifies its holdings.” Please confirm, in light of this sentence, whether the Fund will be non-diversified or invest a significant portion of its assets in a single security. If so, please add appropriate language in response to Item 4 and Item 9 of Form N-1A.

Response. The Trust notes that the Fund is a diversified fund and believes that the referenced statement is accurate regardless of the number of securities the Fund holds in its portfolio and of its diversification status. Accordingly, the disclosure has not been updated in response to this Comment.

7.	Comment. The second paragraph in the “More Information about Fund Investments” section states that “during unusual economic or market conditions, or for temporary defensive or liquidity purposes, the Fund may invest up to 100% of its assets in cash, money market instruments or other cash equivalents that would not ordinarily be consistent with its investment objective.” Please explain how this disclosure is consistent with Instruction 6 to Item 9(b)(1) of Form N-1A.

Response. Instruction 6 to Item 9(b)(1) of Form N-1A requires that the Fund “disclose, if applicable, that it may, from time to time, take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies” and further disclose “the effect of taking such temporary defensive positions (e.g., that the Fund may not achieve its investment objective).” The Trust believes that the Fund’s discussion of investments that may be made for “temporary defensive purposes,” and the statement that the Fund will not achieve its investment objective if it invests in this manner, are expressly permitted by this Instruction.

Rebecca Marquigny, Esq.

May 31, 2019

In addition, the Trust believes that the Fund’s remaining disclosure regarding investments that may be made “during unusual economic or market conditions … or for liquidity purposes” is permitted by General Instruction C.3(b) to Form N-1A, as it is not incomplete, inaccurate, or misleading and does not impede or obscure the understanding of the information that is required to be included in the prospectus. In contrast, the Trust believes that this disclosure is helpful to investors because it provides additional information regarding investments that may be made by the Fund from time to time under certain conditions.

8.	Comment. In the response to Item 9 of Form N-1A, please include a more detailed discussion of the “Principal Investment Strategies” disclosed pursuant to Item 4 of Form N-1A, including more information about each of the three categories of stocks in which the Fund may invest. In doing so, please discuss the percentages of the Fund’s portfolio that the Adviser will allocate among the Quality Compounders, Emerging Growers and Risk Mitigators.

Response. General Instruction C.3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” In the Prospectus, information relating to the Fund’s principal investment strategies, including a robust description of each of the three categories of stocks in which the Fund may invest, has been included in response to Item 4(a) of Form N-1A. Therefore, consistent with Form N-1A instructions, such information has not been repeated in response to Item 9 of Form N-1A. The Adviser notes that it does not allocate any set percentage of the Fund’s portfolio among the Quality Compounders, Emerging Growers and Risk Mitigators pursuant to a principal investment strategy and, accordingly, no related disclosure has been added to the “Principal Investment Strategies” section.

9.	Comment. In the “Portfolio Managers” section, please discuss Daniel Delany’s and Matthew Scherer’s business experience during the past 5 years in greater detail in response to Item 10(a)(2) of Form N-1A.

Response. The requested changes have been made.

10.	In the “Related Performance Data of the Adviser” Section:

a. Please explain supplementally why the presentation as filed is not misleading or otherwise remove the presentation.

b. To the extent that the Accounts are managed differently than the Fund, please supplementally confirm that such differences are immaterial, would not materially affect the performance and would not alter the conclusion that the Fund and the Accounts are managed pursuant to a substantially similar investment strategy.

c. With regard to the Composite’s significant cash flow policy, please (i) supplementally explain the basis for concluding the Composite is appropriately constructed, (ii) explain why excluding Accounts pursuant to such policy does not render the disclosure materially misleading and (iii) represent that the Adviser does not believe that excluding Accounts pursuant to such policy would render the disclosure materially misleading.

Rebecca Marquigny, Esq.

May 31, 2019

d. Please supplementally (i) explain the no-action letter(s) on which the Adviser is relying to include the performance presentation in the Prospectus; (ii) explain how the performance presentation is consistent with and meets the conditions of such no-action letter(s); and (iii) consider breaking out the performance into two tables differentiating the Adviser’s performance from the portfolio managers’ performance, if appropriate under the applicable no-action letter(s), or otherwise explain why not doing so is not misleading.

e. Please represent that the “net of fees” numbers presented are net of all actual fees.

f. Please note that, based on the current presentation, the Staff believes that it would not be appropriate to present performance achieved before August 31, 2017 as the Adviser’s performance under the applicable no-action letter.

g. Please emphasize “does not represent” in the following sentence: “The following data does not represent the performance of the Fund.”

h. Please move the net of fees returns column to the left of the gross of fees returns column.

i. Please explain why the MSCI ACWI ex-U.S. Index and Russell Global ex-U.S. Index are appropriate benchmark indexes for the strategy used to manage the Accounts, since such Accounts may invest in U.S. securities.

Response. The Trust notes that the Adviser has determined to remove the “Related Performance Data of the Adviser” Section from the prospectus filed with the SEC pursuant to Rule 485(b) under the 1933 Act concurrently with this letter. The Adviser intends to file subsequently a new prospectus pursuant to Rule 485(a) under the 1933 Act that includes the “Related Performance Data of the Adviser” Section with revised disclosure responsive to this Comment 10 and may, if appropriate, request accelerated effectiveness of such post-effective amendment.

11.	Comment. If appropriate, please consider deleting the third paragraph in the “How to Choose a Share Class” section.

Response. The requested change has been made.

12.	Comment. Please associate the Fund’s ticker symbol with the Fund’s EDGAR class identifier.

Response. The Trust has requested that its filing agent make the requested association.

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Rebecca Marquigny, Esq.

May 31, 2019

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

Very truly yours,

/s/ David W. Freese

David W. Freese